AKAMAI TECHNOLOGIES, INC.
8 Cambridge Center
Cambridge, MA 02142

July 13, 2012

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore
Re: Akamai Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012 - File No. 0-27275
Ladies and Gentlemen:
This letter is being filed in response to the comments contained in a letter dated June 13, 2012 (the “Letter”) from Patrick Gilmore of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Paul Sagan, President and Chief Executive Officer of Akamai Technologies, Inc. (“Akamai” or the “Company”). The comments and the responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.
Item 8. Financial Statements and Supplementary Data
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 43

1.
We note in your response to prior comment 1 your belief that the integration fee charged to customers does not qualify as a separate unit of accounting. We further note that your products are sold through third parties and that you have several sales-focused alliances with entities including system integrators. Please clarify whether any of these third parties sell integration services and if so, whether you considered this in your determination that the integration fee does not have standalone value.

The Staff is correct that our services are sold by third parties, including the sale of our integration services, which facilitate the use of our core content delivery services. Integration services are always sold in conjunction with such third party's sale of Akamai's core content delivery services. Our integration services do not include customization of our content delivery services (Enterprise Professional Services) which would be sold as a separate professional service engagement. In addition, end customers are not able to resell the integration services on a standalone basis. Therefore, since third parties do not sell integration services on a standalone basis, and the end customer cannot resell the integration services, there is not standalone value for our integration services under ASC 605-25-25-5.

2.
We note in your response to prior comment 2 that you determine vendor-specific objective evidence (VSOE) of fair value of your professional services based upon average standalone selling price for those services. Please provide additional details regarding your analysis including how average standalone selling price impacts your analysis, the volume and range of standalone sales used to establish VSOE, and how you account for standalone sales that are outside of your range.

To address the Staff's request to elaborate on how average standalone selling price impacts our analysis, we further describe below the methodology we use to establish VSOE. In addition, our discussion of the methodology we use provides a response to the Staff's inquiry of our consideration of volume and range of standalone sales when establishing VSOE. Third, we discuss below the question of how we account for standalone sales that fall outside the range.

To establish VSOE, we annually capture 100% of actual prices charged on standalone sales of Enterprise Professional Services during the most recently-ended fiscal year to determine the average standalone selling price for such period. For 2011, we determined that more than 80% of the total annual population of standalone sales of Enterprise Professional Services fell within +/- 20% of the average standalone selling price, exhibiting a substantial level of clustering.

If we enter into a standalone Enterprise Professional Services arrangement with a selling price that is outside of our standard range, the transaction is recorded at the rate charged to the customer as stated in the purchase agreement as there are no other services in the arrangement that would necessitate a reallocation of arrangement consideration. Additionally, as we discussed with the Staff on the telephone on July 5, 2012, in circumstances in which we enter into an arrangement with multiple elements, one of which includes Enterprise Professional Services (i.e., a non-standalone sale of Enterprise Professional Services), we evaluate the fair value of each element. If the Enterprise Professional Services pricing in such an arrangement falls outside of our VSOE range, then the difference between the selling price in the arrangement and the average standalone selling price is allocated to the elements in the arrangement using a relative selling price approach (per the guidance provided by ASC 605-25-30-2).

3.
Please tell us how you concluded that the overage rates of your core services were substantive. In this regard describe the volume and range of standalone sales used to establish VSOE, whether your customers consistently purchase one unit of service based on the contractual overage rates and whether the overage rates are consistent with the rates used to establish the monthly, quarterly or annual commitments in the contract.

To address the Staff's request to explain our conclusion that overage rates for our core services were substantive, we further explain below the purpose of the overage rates, the expectation about customers being charged for overage rates and the consistency of the rates when compared to monthly, quarterly or annual committed rates in the contract.
According to the guidance in ASC-605-25-25-6, VSOE of fair value can be established as the price that is charged for a deliverable when it is sold separately. In practice, the unit price we charge our customers for our core services on a standalone basis can fluctuate significantly (due to volume and geography), such that consistent pricing of standalone transactions cannot be used to determine fair value. However, within every contract we include stated (specified) prices for incremental units of our service that can be provided to the customer if the customer consumes all of the service units originally committed in the contract. The committed service units are sold as monthly, quarterly or annual committed amounts. These stated rates, referred to as overage or bursting rates, are likened to renewal rates, whether such commitment is based on monthly, quarterly or annual usage. This is akin to the overage rate charged to a cell phone user in excess of his or her monthly committed plan.
The overage rate is a key aspect of pricing-related negotiations because in any given period of performance any core service can exceed the negotiated committed level. Our standard practice when negotiating all customer agreements is that the overage rate must be either equal to or greater than the rate charged for the related committed level of service. At that point, the customer has agreed to pay a standalone unit price for any overage units of the core service that are delivered in that period. The actual usage for our core services can fluctuate from period to period based upon how our customer's website is accessed. For example, a major news event can cause higher than expected Internet viewership on a news channel website. This could result in overage charges in that given period, for which the unit pricing has already been negotiated.
We believe that overage rates are substantive in that every contracted service with a fixed commitment level has a negotiated overage rate, and those rates are generally equal to or greater than the stated rates for the committed level of service. When negotiating pricing and overage rates, we ensure that the levels are set to cover our costs of providing the services and a profit margin. We use these overage rates as a proxy for the fair value of each service unit of core delivery service on a contract-by-contract basis. This accounting treatment is analogous to software companies using substantive PCS renewal rates found in software license agreements as fair value for PCS services when sold as a bundled arrangement with a software license (ASC 985-605-55-56 through 55-69). Accordingly, we believe that objective and reliable evidence of fair value exists for each of our core delivery services when sold as a bundled solution in a single arrangement. Specifically, the fair value equals the overage rate to be charged to the customer per the contract if and when the minimum usage commitments have been exceeded by the customer.

* * *
In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require any additional information, please telephone the undersigned at 617-444-4698.
Very truly yours,

/s/ James H. Hammons, Jr.
James H. Hammons, Jr.
Assistant General Counsel

cc: Paul Sagan
President and CEO
Melanie Haratunian
Senior Vice President and General Counsel

Susan W. Murley
Wilmer Cutler Pickering Hale and Dorr LLP